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                                                                     EXHIBIT 4.3

                               February __, 2000



Dear Divot Golf Corporation Preferred Stockholder:

     Divot Golf Corporation ("Divot") hereby offers to exchange all of your outstanding shares of preferred stock and outstanding warrants pursuant to the terms and conditions contained herein (the "Exchange"). By acknowledging below, you agree to the terms and conditions of the Exchange as set forth below.

     You hereby agree to irrevocably surrender, duly endorse, if applicable, and tender to Divot all of your outstanding shares of preferred stock and outstanding warrants in exchange for the right to receive the number of fully paid and nonassessable shares of Divot's common stock equal to the product obtained by multiplying the total number of shares of preferred stock that you own by the liquidiation preference of $1,000, multiplied by the conversion ratio of $.15. Divot shall cause to be issued your shares of common stock within 10 business days of the filing with the SEC by Divot of its Annual Report on Form 10-KSB for the year ended December 31, 1999. Simultaneously with the issuance of the common stock pursuant hereunder (the "Effective Time"), all of your shares of preferred stock and warrants of Divot then issued and outstanding shall cease to be outstanding and be automatically canceled with no further action.

     As of the Effective Time, all of your rights, privileges, preferences and limitations with respect to any and all shares of preferred stock and warrants (including any accrued and unpaid dividends) held by you shall automatically cease to exist and shall thereafter remain null, void and unexercisable.

     No certificates representing fractional shares of Divot common stock will be issued as a result of the Exchange. Any fractional share interest to which a Divot stockholder would otherwise be entitled to receive shall be rounded up to the nearest whole share if such fraction is 0.5 or greater and shall be rounded down to the nearest whole share if such fraction is less than 0.5.

     As promptly as practicable after receipt of the surrendered instrument or instruments, Divot shall issue and deliver to you a certificate for the number of full shares of common stock of Divot to which you are entitled by virtue of the Exchange.

     The rights and privileges of each share of Divot common stock issued pursuant to the Exchange shall be identical to the rights and privileges of the Divot common stock then issued and outstanding prior to the Exchange. Further, the shares of Divot common stock issued pursuant to the Exchange are intended to qualify as securities exempt from registration pursuant to Section 3(a)(9) of the Securities Act of 1993, as amended, by the fact that the Divot preferred stock and warrants will be exchanged by Divot with its existing security-holders exclusively.

     You hereby represent and warrant that you have held your shares of preferred stock for a minimum of one year. Based on your above representation, we have been advised by outside counsel that
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you have complied with the required holding period for restricted securities under Rule 144(d) of the Securities Act of 1933. Within three business days of Divot's notice from a broker that you intend to sell your shares of common stock, Divot will use its best efforts to cause its outside counsel to issue a letter stating that, based in part upon your representation, you have complied with the required holding period under Rule 144(d) of the Securities Act of 1933.

                                   Sincerely,


                                   Joseph R. Cellura
                                   Chief Executive Officer

AGREED AND ACCEPTED:


_______________________________
Signature of Stockholder

Printed Name:   ________________________________
Address:        ________________________________
                ________________________________
Facsimile:      ________________________________

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